

June 6, 2011

Gary R. Enzor
Chief Executive Officer
Quality Distribution, LLC
QD Capital Corporation
4041 Park Oaks Blvd., Suite 200
Tampa, FL 33610

      Re: Quality Distribution, LLC
            QD Capital Corporation
            Amended Form S-4
            Filed May 24, 2011
            File No. 333-173556

Dear Mr. Enzor:

      We have received your response to our prior comment letter to you dated May 2, 2011 and have the following additional comments.

<u>Exhibit 5.1</u>

1. We note the statement in the second to last paragraph on the second page that the law governed by this opinion is limited to, in part, "the Delaware Limited Company Act and the Delaware General Corporation Law." Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determinations interpreting those laws.

<u>Exhibit 5.4</u>

2. Please delete the assumptions under the heading (ii) on page two. Whether the resolutions, etc., are still in effect is a matter of fact. Counsel may rely on an officer's certificate or its own investigation. It is not entitled to assume these facts.

3. Please refer to the first sentence in paragraph 5.1. Please remove the reference to matters governed by laws "as currently in effect," or please confirm that you will refile the opinion on the date of effectiveness.

4. Please delete the reference to "solely for your benefit" in paragraph 5.6. Disclaimers of responsibility that in any way state or imply that investors are not

entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 if you have questions regarding these comments.

Sincerely,

Max A. Webb
Assistant Director

cc: William E. Turner II
        Fax: (312) 984-3150